# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Contango ORE, Inc., CIK 0001502377
CUSIP: 21077F100
Title of class of securities: Common
Address of issuer's principal executive offices: 516 2ND AVENUE, SUITE 401, FAIRBANKS, Alaska (AK), 99701
Date of event which requires filing of this statement: 09/26/2025
Filed by CIK 0001705151
Persons authorized to receive notices and communications: Marc Laborde, 1600 West Loop South Suite 700, Houston, Texas (TX), 77027, 7134708312

## Reporting persons
- Kenneth R. Peak Marital Trust (CIK 0001705151): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 618,302; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 668,302 (4.4% of the class)
  Comment: Trust

## Item 1. Security and Issuer
Title of class of securities: Common
Name of issuer: Contango ORE, Inc.
Address of issuer's principal executive offices: 516 2ND AVENUE, SUITE 401, FAIRBANKS, Alaska (AK), 99701

## Item 2. Identity and Background
Name of person filing: Donna Peak
Residence or business address:
3833 DUNLAVY STREET
APT 445
HOUSTON, TX 77006
Present principal occupation or employment: NA
Criminal convictions in the last five years: NA
Civil proceedings (securities laws) in the last five years: NA
Citizenship: USA

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: NA

## Item 4. Purpose of Transaction
Purpose of transaction: NA

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 668,302 4.446%
Number of shares as to which each person has sole or shared power to vote or dispose: 618,302 shares owned by Trust; 50,000 shares owned personally
Transactions in the class effected during the past sixty days: Selling rather than buying
Other persons with the right to receive dividends or sale proceeds: NA
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: September 26, 2025

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: NA

## Signatures
- Kenneth R. Peak Marital Trust: Donna Peak, Trustee (10/30/2025)